UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934


                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  63935 Q 10 0
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2000
             (Date of Event Which Requires Filing of This Statement)

            If the Filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No.         63935 Q 10 0                                Page 2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Duncan Macdonald

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ]  (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada


 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            250,000

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                             296,543

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                             250,000

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                             296,543

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  546,543

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.6%

14       TYPE OF REPORTING PERSON*
                 IN



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Item 1.           Security and Issuer.

         The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). This statement amends and supplements the
Schedule 13D, dated January 21, 2000, as filed with the Securities and Exchange Commission on January 24, 2000 (the "Schedule 13D"). The address of the Issuer's principal executive offices is 2400 Garden Road, Monterey, California 93940.

Item 2.           Identity and Background.

         The  Reporting  Person  is  making  this  statement  pursuant  to  Rule
13d-1(a).

         (a)      Name:

                  Duncan Macdonald

         (b)      Residence or business address:

                  21 Antares Dr.
                  Suite 111
                  Ottawa, Ontario, Canada K2E 7T8

         (c) The Reporting Person serves as Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of Canada.


Item 3.           Source and Amount of Funds or Other Consideration.

                 Not applicable.

Item 4.           Purpose of Transaction.

                 On January 26, 2000, the Issuer granted the Reporting Person an option to purchase up to


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50,000 shares of Common Stock of the Issuer at an exercise  price of $.28125 per share (the "Option"). The Option will become exercisable in full on January 26, 2001 and such Option expires on January 26, 2005.

     On October 31, 2000, St. Andrews Capital Limited Partnership ("St. Andrews"), an entity controlled by the Reporting Person, converted the principal balance of the Loan described in Item 4 of the Schedule 13D into 296,543 shares of Common Stock of the Issuer, at a conversion price of $.375 per share, pursuant to the terms of a Conversion Agreement, dated as of the same date, between the Issuer and St. Andrews.

     Subject to and depending upon prevailing market prices, the Reporting Person may choose to exercise the Option and/or purchase shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of in the open market, in privately negotiated transactions with third parties, or otherwise, shares of Common Stock acquired by him.

     As Chairman of the Board of Directors and Chief Executive Officer of the Issuer in carrying out the Issuer's future growth strategy, the Reporting Person intends to continue to investigate possible business combinations aimed at improving the operating efficiencies of the Issuer, and complementary product lines or market regions, and ultimately enhancing shareholder value. These business combinations may include mergers and acquisitions of businesses or technologies, as well as strategic technology and marketing alliances.

Item 5.           Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 546,543 shares of Common Stock. Such amount represents (i) 50,000 shares of Common Stock issuable upon the exercise of the Option, (ii) 200,000 shares of Common Stock owned directly by the Reporting Person and (ii) the 296,543 shares of Common Stock issued to St. Andrews upon conversion of the Loan described in Item 4 hereof. The shares beneficially owned represent 15.6% of the total shares of Common Stock of the Issuer outstanding as of November 27, 2000.

     The percentage for the Reporting Person was calculated using as the denominator the sum of (i) the 50,000 shares of Common Stock issuable upon the exercise of the Option, (ii) the 296,543 shares of Common Stock issued to St. Andrews upon conversion of the Loan described in Item 4 hereof, (iii) the 2,886,980 outstanding shares of Common Stock as of August 31, 2000, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2000 and (iv) 769,000 shares of Common Stock known to the Reporting Person to have been issued by the Issuer subsequent to August 31, 2000, less 502,766 shares of Common Stock known to the Reporting Person to have been repurchased by the Issuer subsequent to August 31, 2000.

     (b) The Reporting Person has sole voting and dispositive power with respect to 250,000 shares of Common Stock of the Issuer beneficially owned by him and shared voting and dispositive power with respect to the 296,543 shares of Common Stock beneficially owned by St. Andrews. The business address of St. Andrews is 21 Antares Dr., Suite 111, Ottawa, Ontario, Canada K2E 7T8. St. Andrews is an investment limited partnership. St. Andrews has not been


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convicted in a criminal  proceeding in the last five years. St. Andrews has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. St. Andrews was organized under the laws of the state of California.

         (c)      See Item 4 hereof.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 hereof.

Item 7.           Material to be Filed as Exhibits.

         (1) Stock Option Agreement, dated as of January 26, 2000, by and between the Issuer and the Reporting Person, as amended.

         (2) Conversion Agreement, dated as of October 31, 2000, by and between the Issuer and St. Andrews.






















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 29, 2000
               --

                                             /s/ Duncan Macdonald
                                            ---------------------------------
                                            Duncan Macdonald









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